Exhibit 4.12

AMENDMENT NO. 6
TO
WINDSTREAM 401(k) PLAN
(January 1, 2015 Restatement)

WHEREAS, Windstream Services, LLC (the "Company") maintains the Windstream 401(k) Plan, as amended and restated effective as of January 1, 2015, as amended (the “Plan”);

WHEREAS, the Company reserves the right to amend the Plan; and

WHEREAS, the Company desires that the Plan be amended to add certain provisions regarding lost participants:

NOW THEREFORE, BE IT RESOLVED, that the Company hereby amends the Plan in the respects hereinafter set forth:

Effective as of January 1, 2018, Section 14.05 of the Plan is amended to provide as follows:

14.05    Inability to Locate Payee

Each Participant (or Beneficiary) shall keep the Plan Administrator informed of his current address and the current address of his Beneficiary. If any benefit becomes payable to any person, or to the executor or administrator of any deceased person, and if that person or his executor or administrator does not present himself to the Plan Administrator within a reasonable period after the Plan Administrator mails written notice of his eligibility to receive a distribution hereunder to his last known address and makes such other diligent effort to locate the person as the Plan Administrator determines, that benefit will be forfeited. Reasonable efforts to locate the Participant (or Beneficiary) shall include the following:

(a)	search of Plan and related plan, sponsor, and publicly-available records or directories for alternative contact information:

(b)	use of any of the following search methods: commercial locator service, credit reporting agency, or proprietary internet search tool for locating individuals; and

(c)
attempted contact via United States Postal Service certified mail to the last known address and through appropriate means for any address or contact information (including email addresses and telephone numbers).

If the payee later files a claim for that benefit, the benefit will be restored. Upon termination of the Plan, the benefit to the payee shall be restored and the benefit obligation shall be satisfied in full in accordance with one or more of the following methods as selected by the Company in its sole discretion: (i) through escheat, (ii) purchase of an annuity for the payee, or (iii) direct rollover to an individual retirement account for the payee as designated by the Benefits Committee (or its delegate)

IN WITNESS WHEREOF, the Company, by its duly authorized representative, has caused this Amendment No. 6 to the Windstream 401(k) Plan (January 1, 2015 Restatement) to be executed on this 18th day of December, 2017.

WINDSTREAM SERVICES, LLC

By:	/s/ Mary Michaels
Title: Member of the Benefits Committee